DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via EDGAR

July 15, 2020

Ruairi Regan

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Pacific Oak Strategic Opportunity REIT, Inc.

Registration Statement on Form S-4

Filed June 15, 2020

File No. 333-239187

Dear Mr. Regan:

On behalf of our client, Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (“Pre-Effective Amendment No. 1”).

Pre-Effective Amendment No. 1 includes revisions in response to the comment in the letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Michael A. Bender, Chief Financial Officer of the Company, dated July 7, 2020, which is reproduced below.

Registration Statement on Form S-4

Forum for Certain Litigation, page 201

1. We note that your forum selection provision identifies the Circuit Court for Baltimore City as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company has amended its bylaws and disclosures in its prospectus to clarify that the exclusive forum provisions do not apply to claims under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

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Ruairi Regan

U.S. Securities and Exchange Commission

July 15, 2020

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh